Exhibit 4.1

DESCRIPTION OF REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, Kaman Corporation (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock, par value $1.00 per share (the “Common Stock”).
DESCRIPTION OF COMMON STOCK
The following summary description sets forth certain of the general terms and provisions of the Common Stock pursuant to the Company’s Amended and Restated Certificate of Incorporation, as amended by the Certificate of Amendment thereto (prior to such Certificate of Amendment, the “Initial Certificate” and, as amended by the Certificate of Amendment, the “Amended Certificate”), the Company’s Amended and Restated Bylaws (the “Bylaws”) and the Connecticut Business Corporation Act, as amended (the “CBCA”). This summary does not purport to be complete and is qualified in its entirety by the provisions of the Amended Certificate and Bylaws, each of which is an exhibit to the Annual Report on Form 10-K to which this description is an exhibit, and the CBCA.
Authorized Shares
The Company is authorized to issue fifty million (50,000,000) shares of Common Stock and two hundred thousand (200,000) shares of preferred stock. As of December 31, 2019, there were 27,839,123 shares of Common Stock outstanding, and no shares of preferred stock outstanding. All outstanding shares of Common Stock are fully paid and non-assessable.
Voting Rights
The holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by shareholders. In general, at a meeting of shareholders at which a quorum is present, an action at a meeting is approved if the votes cast favoring the action exceed the votes cast opposing the action, , unless the matter is one upon which, by express provision of the Amended Certificate, the Bylaws or statute, a different vote is required.
There is no cumulative voting with respect to the election of directors. In an uncontested election of directors, directors nominees are elected by an affirmative majority of the votes cast with respect to each such director nominee. “Votes cast” include votes “for” and “against”, but exclude abstentions and broker non-votes with respect to a director nominee’s election. In a contested election of directors, in which the number of director nominees exceeds the number of directors to be elected, directors nominees are elected by a plurality of the shares of Common Stock present in person or by proxy.
Phased Declassification of Board of Directors
Under the Initial Certificate, the Company’s Board of Directors was classified into three classes serving staggered three year terms. However, under the Amended Certificate, Directors elected at the 2020 annual meeting of shareholders and thereafter will be elected to one-year terms. The declassification is being phased in so that it will not affect the unexpired term of any director elected prior to the 2020 annual meeting. Therefore, the terms of the directors elected at the 2017 annual meeting will expire at the 2020 annual meeting, the terms of the directors elected at the 2018 annual meeting will expire at the 2021 annual meeting, and the terms of the directors elected at the 2019 annual meeting will expire at the 2022 annual meeting. From and after the 2022 annual meeting, all directors will stand for election annually. Any director first elected by the Board of Directors as a result of a newly created directorship or to fill a vacancy on the Board of Directors will hold office until the next annual meeting of shareholders.
Dividend Rights
The holders of Common Stock are entitled to such dividends, if any, as may be declared by the Company's board of directors in its discretion out of funds legally available for that purpose, subject to the payment of dividends on preferred stock, if any, then outstanding.
Liquidation Rights
In the event of the Company's liquidation, dissolution or winding up, the holders of shares of Common Stock are entitled to share ratably in all assets remaining after payment of debts and liabilities, subject to the priority of preferred stock, if any, then outstanding.

Other Rights and Preferences
The holders of shares of Common Stock have no preemptive rights to subscribe to any additional issue or sale of capital stock or to acquire any security convertible into capital stock. No conversion, redemption or sinking fund provisions apply to shares of Common Stock.
Interested Shareholder Provisions
The Company is subject to Sections 33-841 and 33-842 of the CBCA. These provisions generally require business combinations with an interested shareholder to be approved by the board of directors and then by the affirmative vote of at least::
(a) the holders of 80% of the voting power of the outstanding shares of the voting stock of the Company; and
(b) the holders of 2/3 of the voting power of the outstanding shares of the Company’s voting stock, excluding voting stock held by the interested shareholder;
unless the consideration to be received by the shareholders meets certain price and other requirements set forth in Section 33-842 of the CBCA or unless the board of directors of the Company has by resolution determined to exempt business combinations with that interested shareholder prior to the time that such shareholder became an interested shareholder.
The Company is also subject to Section 33-841 of the CBCA which, subject to certain limited exceptions, prohibits a business combination between the Company and an interested shareholder for a period of five years following such interested shareholder’s stock acquisition date unless such business combination or the interested shareholder’s purchase of the Company’s stock is first approved by the Company’s board of directors. This must include the approval of a majority of the non-employee directors, of which there must be at least two.
Under the CBCA, an “interested shareholder” is defined generally as the beneficial owner of ten percent or more of the voting power of the outstanding voting stock of a corporation, or is an affiliate or associate of a corporation and owned 10% or more of the corporation’s voting power within the past five years. . A “business combination” generally includes mergers, asset sales, some types of stock issuances and other transactions with, or resulting in a disproportionate financial benefit to, the interested shareholder.